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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  FORM 10-SB/A

                                 Amendment No. 6

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

           Pursuant to Section 12(b) or (g) of the Securities Exchange
                                   Act of 1934


                              GLOBAL DATATEL, INC.
                    (Exact name of Registrant in its charter)


      NEVADA                                      87-0067813
(State of organization)               (I.R.S. Employer Identification No.)


3333 CONGRESS AVENUE, SUITE 404, DELRAY BEACH, FLORIDA                33445
(Address of principal executive offices)                            (Zip code)


Registrant's Telephone Number, including area code: (561) 276-8260


Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

You should not rely on forward-looking statements in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of the Internet, Internet advertising and online commerce markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons.


                                     PART I

Item 1.  Business.

(a) DEVELOPMENT OF BUSINESS.

Global DataTel, Inc., was originally incorporated in the State of Utah in 1980, as LaPlate Oil and Mining, Inc., and changed its name to Gold Coast Resources, Inc. in 1982. The Company's state of incorporation was changed in December, 1996 to the State of Nevada. In December, 1998, the Company's name was changed to Global DataTel, Inc., in connection with a change in control of the Company. The change resulted from the series of events described below which occurred earlier in 1998 and refocused the direction of the Company. In December 1998, the

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largest shareholder of the Company, surrendered a portion of his shares, and the
Company reissued shares to, among others, new shareholders who invested along with the new business of the Company. Shortly thereafter, the existing officers and directors of the Company, David Newren and David Levy, resigned, and Richard Baker, Antonio Serrato, and Jerry Daye were appointed to the Board of Directors and Richard Baker was appointed President, Gerald D'Ambroseo appointed Secretary and Michael DeMarie appointed Treasurer. Mr. Baker resigned from all positions with the Company in June 2000. All share and per share data in the Report give retroactive effect to Company's December 1998 one-for-two reverse stock split.

In 1998, a number of significant transactions took place. The Company, in September 1998, acquired International Computer Resources, Inc. ("ICR"), a Florida corporation, which does business as an IBM computer reseller, and Mantenimiento Electronico de Systemas, Ltd. ("MES"), a Colombian corporation, which does business as a computer integrator and service provider.

In November, 1998, Global acquired three additional Colombian corporations, Casa Informatica, S.A., ("CASA"), DLR & CIA, Ltda., ("DLR") and Microstar, Ltda. ("MICRO"). CASA, an IBM computer reseller, was acquired for $840,000.00 in cash and a promissory note (since paid) and 392,000 restricted shares of the Company's common stock (the "Common Stock") valued at $1,176,000. DLR, an IBM computer reseller and system integrator, was acquired for a total consideration of $600,000, which was paid $300,000 in cash and a promissory note (since partially paid) and 60,000 restricted shares of the Company's common stock valued at $300,000. The remaining payments under the promissory note to DLR ($120,000) were placed in escrow while the parties negotiate a settlement. The remaining balance on, MICRO, also a IBM computer reseller and system integrator, was acquired for a total consideration of $500,000, which was paid $150,000 in cash and a promissory note (since paid) and 70,000 restricted shares of the Company's common stock valued at $350,000.

Global now has three wholly owned or controlled operating subsidiaries:

               Global DataTel de Colombia, S.A. (GDC), a Colombian corporation which is subsidiary, consisting of four acquired companies in Colombia, MES, CASA, DLR and MICRO. These companies are involved in the computer system integration business. Global owns 94.9% of the capital stock of GDC, with 100% of the voting rights. Under Colombian law, a foreign entity cannot own more than 94.9% of a Colombian corporation.

               On Line Latin America, S.A. (OLA), now known as eHola.com S.A., a Colombian corporation, is in the Internet service business. Global owns 94.9% of the capital stock of OLA, with 100% of the voting rights.

               eHOLA.com, Inc, (eHOLA), a Nevada corporation (formerly Electronic Latin America On-Line, Inc.), a wholly owned subsidiary, is in the Internet service business.

Global DataTel de Colombia was incorporated under the laws of Colombia on May 10, 1999, in Bogota, Colombia. The company was the combination of the 4 Colombian acquired companies, DLR, CASA, Microstar, and MES. OLA was incorporated under the laws of Colombia on January 3, 1999, in Barranquilla, Colombia, and subsequently changed its name to ehola.com S.A. The corporation was a newly formed company. Ehola.com,Inc., formerly known as On Line Latin America,Inc. was incorporated on December 31,1998, in Nevada. The corporation is a newly formed company.

The operations of International Computer Resources, Inc. ("ICR") are now conducted under Global DataTel, Inc., and form the North American component of the Information Systems Division.

Gold Coast Resources prior to September 1998 was involved in the marketing of the "Travel Agent's Hotel Guide", a publication that provided travel agents exposure to Hotels and hotels around the world. Prior to that, Gold Coast Resources was involved in oil, gas, mining and mineral investments.

On December 14, 1998, the Company sold its interest in a subsidiary, The Travel Agent's Hotel Guide, Inc., a Nevada corporation, to Ameriresources Technologies, Inc. in consideration for a convertible debenture in the face amount of $3,350,000, bearing interest at the rate of seven (7%) percent per annum and convertible in three years into common stock of Ameriresources. Gold Coast Resources had acquired a 20% interest in the Travel Agent's Hotel Guide, Inc. on August 17, 1998, by payment of 3,500,000 shares of Common Stock to David Newren, a former officer and director of the Company. The Company had previously acquired an 80% interest.

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In April, 1999, we negotiated a letter of intent to acquire Malibu Shopping
Networks, Inc., doing business as "Latin Pak," which company provides marketing and distribution services to the Latin American community. No agreement was ever entered into and the Company elected not to pursue this acquisition.

At one time, Gold Coast Resources pursued mergers with Biostasis, Inc., Shoulder Shade Products, Inc., Secure Bind, Inc., and Fox Broadcasting Inc., but rescinded these transactions in August 1998, canceling the 1,000,000 shares of preferred stock previously issued to each of these entities.

(b) NARRATIVE DESCRIPTION OF BUSINESS.

Global DataTel de Colombia, (GDC) is the largest operating subsidiary of Global, with over 95% of its revenues and profits. This subsidiary is the South American component of our Information Systems Division. The North American component of our Information Systems Division presently accounts for approximately 5% of the Company's revenues and profits. GDC is a midrange to large system integration computer solution provider. In Colombia, GDC is authorized by various leading high tech companies as a reseller. An authorized reseller is a company that has met the minimum requirements established by a manufacturer in order to be able to resell that manufacturer's product. GDC represents such firms as IBM Corp., Compaq Computer, Microsoft, and Lotus. The GDC subsidiary has been authorized by IBM de Colombia to resell midrange and personal computer systems and IBM's operating system software and utilities in Colombia. We deal directly with IBM de Colombia for order fulfillment. We are also authorized to resell Compaq Corp. systems in Colombia. We can purchase directly or through their distributors as best suits our needs. The Microsoft Corp. has authorized GDC to be a Microsoft Solution provider. In that capacity, GDC integrates Microsoft products with other applications, i.e., installing and setting up Microsoft programs in the hardware and network elements being purchased by our customers as part of an integrated system. The Lotus Corp., an IBM company, has authorized us to resell their products. These products are primarily purchased through their authorized distributors in Colombia. Global is also an authorized reseller in Colombia of Global One telecommunications products and services. Global One is a corporation owned jointly by Sprint, French Telecom, and Deutsche Telecom. They operate Global One outside their primary markets. Because of changes in control of Global One no agreement is in effect and Global has not generated any revenues from Global One.

We are authorized distributors for IBM and Lotus, and we have a written distribution agreement with JBA International, Inc. ("JBA") There are no exclusive sales territories for IBM, Compaq, Microsoft, JBA, Cisco Systems or Lotus. We do have an "installed base" with IBM, whereby any contact to buy IBM hardware by applicable customers is made through GDC.

The primary focus is to provide presale consulting to Colombia's largest national, government, and international companies, to determine the best solution to their particular information system requirements. Based upon this analysis, GDC can provide clients with a fully integrated solution which may include hardware, software and services from various sources. The products may include an AS/400 mini-computer, which becomes the host system in a centric computing architecture operating under IBM's proprietary OS/400 operating system. The applications suite that reside on these hosts may include an ERP application such as JBA's System 21 product localized and customized for each account. The Information Systems Division's main business is to provide system consulting, resale of new micro, mini, or mainframe hardware, as well as software and complementary contract services as needed. These services may include help desk, contract programming, training, and hardware/software maintenance contracts. Sale of new hardware typically may include wintel based micro computers such as IBM desktops, IBM AS/400-RS/6000 mini computers, and IBMS/390 mainframes. A typical sales cycle begins with either a sales lead from one of our suppliers such as IBM, or a direct outbound sales call from one of our salespersons. We market primarily in Colombia, with 4 offices in the major cities. Our staff includes 162 employees, all of them full-time employees. Customer support is determined by the product or service that has been supplied to the account. In the case of new hardware, the supplier handles the warranty directly and subsequently may sell an ongoing service agreement. Software products may include Microsoft, Lotus, JBA, and several other complimentary application software programs as may be deemed necessary in order to provide satisfactory results. Services include various supplemental after sale products such as executive training, employee implementation, and long term contractual maintenance agreements.


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Our largest order to date is from La Cachareria La Catorce a large supermarket chain headquartered in Cali, Colombia. This order is primarily for IBM point of sale hardware and software. While the parties negotiated a contract they chose instead to enter into a three-year plan beginning in 1999. Each year upon Global's submission of a budget and schedule of store by store implementation, GDC obtains a work order. Invoicing and payment is made when each store installation is completed. As of February 1, 2000, we had fulfilled approximately $850,000 of the plan rollout. There was a 12 month delay from the original schedule due to technical problems with IBM's network. The year 2000 should constitute $500,000 with the balance of a $5 million budget subject to review.

GDC formerly had a service agreement with the Colombian National Police to maintain and service their IBM Information System. This agreement ended in December, 1999, due to the fact that the National Police added 20 additional RS/6000 servers which they wanted the Company to maintain at no additional compensation. It was not profitable for the Company to do so. Our current service agreement covers power, original cabling, networking elements, connectors, switching and frames. In connection with our system integration services we provide the National Police with hardware from Cisco and Hewlett Packard, as well as cabling services needed for the installation, configuration and testing of their information system. We also receive installation assignments on an as-needed basis.

The customer support for software and services, may reside with Global, with certain levels of support accorded our company from the supplier. New product developments include e-commerce solutions as well localization of some software programs for our suppliers such as JBA. At the moment we have no intellectual property rights, or patents, and licenses.

The division operates across a broad horizontal marketplace and is not limited to any single vertical market. We compete in a very competitive marketplace against not only other integrators, but also manufacturers such as Sun Microsystems, as well as IBM themselves in certain instances. Management believes that Global is well positioned in the marketplace and has a good reputation in fulfilling the client contracts. Our competitors however, may have greater resources or superior products, than our offerings. The competitive nature of system integration requires a talented workforce to compete effectively. The competition may have expertise in certain areas that would give that company an edge in winning a contract and vice versa.

GDC has been selling integrated systems and providing enterprise resource planning (ERP) services in the manufacturing and distribution sectors, and competes, management believes, on the basis of price, quality and speed. ERP integrates all departments and functions across a company into a single computer system to serve, in an efficient and integrated fashion, the needs of the different departments. By including all of the hardware, software and services to implement a project from our broad portfolio of products and services, which includes electronic business to business applications, we maintain a competitive advantage. A growing percentage of sales is directly related to the business to business area, which is a natural complement to our integrated systems offerings.

Because of our concentration of business in Colombia, we are dependent on the laws of that country to offer our products and services. At present there is substantially no known detrimental regulations concerning the products we sell, such as IBM, Compaq and other computer manufacturers, as well the services we provide as part of standard set of offering to the commercial sector in Colombia. The Internet division has to date not been adversely effected by any governmental rules or regulatory laws. It is possible legislation may be enacted that could effect both divisions ability to conduct business in Colombia.

On Line Latin America, S.A. (now eHOLA.com S.A.), and eHOLA.com operate under our On Line Services Division. This division's main business is two-fold: to provide dial-up Internet access ("Internet Access") principally to do business in the United States, Central America, and South America, (which is marketed under the eHOLA name) and to provide both simple and sophisticated e-commerce business solutions ("Technology Solutions").

Our Internet access operations commenced on April 22, 1999. We presently offer Internet access in the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, El Salvador, Equador, Guatemala, Mexico, Paraguay, Peru, United States and Venezuela. We are in a testing phase, and are actively seeking subscribers. eHOLA offers, for one basic yearly subscription price per country, in the countries listed above, unlimited Internet access including the World Wide Web multilingual portal The service also includes free e-mail and Microsoft Internet Explorer browser. As of June 30, 2000, we had 343 Internet access subscribers, approximately 4,400 registered users, and revenues of $66,920.


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The Internet in Latin America is still in its infancy as compared to the United
States or Europe as looked at from a population penetration percentage. Although the market place is relatively new, competition is growing more robust. Though eHOLA endeavors to engage in predominately business-to-business e-commerce in Latin America where there is presently limited competition due to the high distribution channel barriers to entry, there is no guarantee that competition in this realm will remain comparatively tepid.

America OnLine's ("AOL") entrance into Latin America (AOL LA) has dedicated its effort to build dialup service and consumer oriented content. AOL LA has launched service in Brazil, and we expect that it will expand to other countries in Latin America, following the consumer oriented market. While it may take time to build brand name recognition in Latin America, with AOL's resources and expertise, it is expected that AOL LA will be a market leader. Nevertheless, we believe that the market is so large that we will be able to maintain our presence in the market place.

eHOLA is moving towards being a business to business oriented company. As Internet use in Latin America grows, more businesses will need to develop internet strategies. While AOL LA will affect the ISP portion of our business, our e-commerce, Web integration, hosting, connectivity and application service provider portions are not considered to be, at least today, affected by AOL LA. As AOL LA's marketing efforts bring more consumers to the Internet, more business oriented opportunities shall appear for eHOLA.

In February 2000, we opened an e-business center in Bogota, Colombia, including Global Plaza and Global Merchant. Global Plaza is an Internet site where our clients can build a virtual store where, for a monthly fee, they can link, promote, catalog and sell their products over the Internet and share our search capabilities without the need to acquire, operate and maintain their own hardware and software. Global Merchant is an e-commerce application that allows small, and medium size companies to create multiple virtual stores to exhibit, promote, and commercialize their products and services over the Internet by taking real-time sales orders from existing or perspective customers 24 hours a day, seven days a week. Global Merchant provides the ability to generate advertising spaces for each store, track performance and sales and derive consumer profiles to obtain demographic information. The Bogota center currently has three users, and is still in the process of launching. Presently, it is our goal for this center to provide services for all of Colombia. Once established, we will seek to open centers in Cali, Medillen and Baranquilla, Colombia.

The Technology Solutions operations are in their development stage. eHOLA endeavors to provide both simple and sophisticated e-commerce business solutions to Latin American companies with which eHOLA/com comes in contact by virtue of GDC's (and its progeny's) Web and system integration engagements, its Internet Access clientele, business visitors to its Internet business center, and through its own direct solicitations. eHOLA's Technology Solutions operations have attracted relationships with top-tier American technology providers (e.g., BroadVision) seeking to capitalize upon GDC's and eHOLA's Latin American synergies.

Global is not dependent upon any major customer at the present time. From time to time Global has had large government contracts. Such large government contracts or clients are, in the opinion of Management, an exception. As we purchase products only in connection with our sales, we do not experience backlogs.

The South American component of our Information Systems Division, GDC, accounts for approximately 95% of the Company's revenues. The North American component presently accounts for approximately 5%.

Global has no research and development costs to date.

Possible Future Acquisitions. Management believes that an important element of Global's strategy to be a lending provider of e-business and infrastructure solutions is and will continue to be organic growth and growth through acquisitions. The web and systems integration, Internet access and related businesses in Latin America are still relatively fragmented in comparison to similar companies in the United States. This fragmented market creates opportunities for companies like Global who are positioned to acquire small, independent companies throughout Latin America and then aggregate these companies within one business enterprise that can enjoy economics of scale and other synergies.

Global presently has no definitive agreements to consummate any such transactions, but has entered into discussions with a number of web and systems



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integration companies and Internet service providers in Latin America with respect to either entering into a letter of intent or acquiring an option to purchase such businesses. Management expects that any such transactions would be consummated, if at all, following the recapitalization and consummation of the GDIS Acquisition. Management also expects that the majority of the consideration paid to acquire such companies would be in the form of shares of Class B Common Stock of Surge Components, Inc. However, there can be no assurance that any such transactions will be consummated, or, if they are, as to the terms of the definitive purchase agreements.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Except for historical information, the materials contained in this Management's Discussion and Analysis or Plan of Operation is forward-looking (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange
Act) and involve a number of risks and uncertainties. These include the Company's losses, lack of working capital, general economic downturns, economic, social and political conditions in Colombia and other parts of Central and South America, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although forward-looking statements in this Report reflect the good faith judgment of the Company's management, such statements can only be based on facts and factors currently known by the Company. Consequently, forward-looking statements are inherently subject to risks and uncertainties, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Readers are urged to carefully review and consider the various disclosures made by the Company in this Report, as an attempt to advise interested parties of the risks and factors that may affect the Company's business, financial condition and results of operations and prospects.

Six months ended June 30, 2000 as compared to the six months ended June 30, 1999.

Net sales for the six months ended June 30, 2000 ("Fiscal 2000") decreased by $3,798,537, or 52%, to $3,504,921, as compared to $7,303,458 for the six months ended June 30, 1999 ("Fiscal 1999"). This decrease was attributable primarily to a large demand for products during the early part of 1999 due to year 2000 concerns and having the Company's main supplier sell a significant amount of goods directly to customers, with the Company receiving a commission on the sale. The Company is currently negotiating with its main supplier in order to attempt to obtain more favorable credit terms. Approximately 88% of the sales in Fiscal 1999, or $6,427,043 were from the sales of computer equipment as compared to $2,247,688, or 64% of sales in Fiscal 2000.

The Company's gross profit for Fiscal 2000 decreased by $1,105,364, or 46%, to $1,311,631, as compared to $2,416,995 for Fiscal 1999. The decrease in the gross profit resulted primarily from the decrease in sales volume. The Company has reduced the amount of inventory it keeps on hand and the related carrying costs as a result of the Company's main supplier selling directly to the customer. Additionally, a greater percentage of the sales during 2000 were from services provided to customers. These sales have historically had a higher gross profit than those of the sales of products. The receiving of commission on the sales made by the Company's main supplier directly to the Company's customers and the greater efficiency in inventory management resulting from the merger of the Colombian subsidiaries have also resulted in an increased gross profit. As a result, gross profit as a percentage of sales increased from 33% in Fiscal 1999 to 37% in Fiscal 2000.

Selling, general and administrative expenses decreased by $323,224, or 14% to $2,021,759 in Fiscal 2000, as compared to $2,344,983 for Fiscal 1999. The decrease in expenses relates to cost savings associated with the combining of the Colombian subsidiaries during 1999.

Payroll expenses increased by $243,164, or 22% to $1,334,112 in Fiscal 2000, as compared to $1,090,948 in Fiscal 1999. The increase is due to the hiring of additional staff such as marketing, design, and technical personnel. These increases are primarily due to the Company's commitment towards increasing sales and its related investment in internet e-commerce activities since the later part of 1999.

As a result of the above, the Company had a loss from operations totaling $2,250,849 in Fiscal 2000, as compared to a loss from operations totaling $1,265,489 in Fiscal 1999. Included in the net loss for Fiscal 2000, are losses totaling approximately $854,000 from the operations of Ehola.


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Liquidity and Capital Resources

The Company's Current Ratio changed to 0.55 at June 30, 2000, as compared to
0.71 at December 31, 1999, as a result of an increase of other current assets, notes and accounts payable and accrued expenses. At December 31, 1999, the Company has a working capital deficiency totaling $1,960,013. During the six months ended June 30, 2000, the working capital deficiency increased to $4,228,653.

As a percentage of quarterly revenues, accounts receivable have increased dramatically over the last two years. This increase is primarily related to tightening financial conditions in Colombia. As a result, the banking industry has been less likely to lend money to the Company's customers. Customers that previously financed the work performed by the Company, now must self-finance this work, thereby lengthening the amount of time until payment is received from many customers to approximately 135 days. Since the Company's customers are mainly medium to large quality companies, bad debts have not been material, and the Company periodically reviews its allowance for such bad debts and adjusts the balance accordingly. Approximately $530,000 was over 120 days old at June 30, 2000. During the period from the end of the quarter through August 10, 2000, the Company collected approximately $776,000 or 30% of the total accounts receivable.

During the six months ended June 30, 2000, the Company had net cash used in operating activities of $1,687,640, as compared to $356,093 provided by operating activities in the six months ended June 30, 1999. The increase in cash used in operating activities resulted primarily from losses incurred during the six months ended June 30, 2000.

The Company had net cash provided by financing activities of $2,052,571 for six months ended June 30, 2000, as compared to $281,648 used in financing activities for the six months ended June 30, 1999. This increase in the cash provided by financing activities was a result of proceeds from a convertible note with Surge as described more fully below. As a result of the foregoing, the Company had a net increase in cash of $198,990 during the six months ended June 30, 2000, as compared to $20,465 for the six months ended June 30, 1999.

As 95% of the Company's operations are currently conducted in Colombia, the Company is subject to special consideration and significant risks not typically associated with Companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Colombia, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittance abroad, and rates and methods of taxation among other things. Since its working capital has been limited, obligations and commitments have gone unfulfilled. The Company's current financial situation, as well as the ongoing funding to support the initial and continuing operations of ehola, will require the Company to obtain additional financing in order to meet its obligations during the next twelve months.

As a result, the Company has not been able to adequately fund the marketing of ehola. Ehola has therefore been unable to attract and retain more than 350 paid subscribers for its internet service provider operations. Consequently, revenues for ehola totaled less than $42,000 for the six months ended June 30, 2000. The Company has obtained funds through a convertible note with Surge that has been used in part to sustain the operations of the Company. A significant amount of additional funding is anticipated from the potential exercised of Surge warrants subsequent to the completion of the proposed acquisition by Surge.

The Company has had losses generated from operations for several years. These losses have generally been financed through stockholder loans, proceeds from stock issuances or the issuance of shares to pay for services rendered to the Company. On February 5, 1999 the Company did an offering under Rule 504 of Regulation D for 100,000 shares of its common stock at $3.00 per share. The offering was subscribed to in full by a related party.

At June 30, 2000 the Company has only one class of common stock outstanding and a Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has a liquidating value of no less than $35,000,000 and has preference over all other stock in a liquidation. The conversion value is based on the liquidating value and a maximum share price of 111 shares of common stock for one share of preferred stock. There are no arrearages in preferred dividends. On June 25, 1999, the shares were converted into 13,000,001 shares of the Company's common stock.

On March 14, 1996, DLR obtained a mortgage from a bank for the purchase of their office facility in Bogota, Colombia. The mortgage expires on March 2012 and had an initial principal balance of $99,400. The mortgage agreement allows for an increase in the outstanding principal balance due to monetary adjustments as mandated by the Colombian Central Bank.


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The Colombian subsidiaries obtain short-term financing from banks and financing companies. Interest on such obligations range between 18% and 28% annually and is determined by the financing source subsequent to the availability of funds. Officers of the companies personally guarantee a portion of these obligations and the balance owed as of June 30, 2000 approximated $978,393.

ICR and Global have available lines of credit aggregating $148,750, at 10% interest, personally guaranteed by the majority stockholder of the Company, for working capital purposes. As of June 30, 2000, the balance owed on this line of credit was approximately $141,461.

In December 1999, the Company entered into an asset purchase agreement with Surge whereby Surge would acquire the assets of the Company in exchange for stock to be treated as a "tracking stock" covering the assets sold by the Company. Among other conditions, the completion of the acquisition is conditioned on the approval of both Companies' stockholders and successful completion of due diligence.

In October 1999, the Company issued a subordinated Convertible Promissory Note (the "Note") in the amount of $1,000,000. The Note is due on June 1, 2000 and accrues interest at the rate of 10% per annum. Upon the successful completion of the asset purchase by Surge, the Note is canceled and all interest accrued to date will be forgiven. If the asset purchase with Surge is not completed by February 28, 2000 or is not approved by the shareholders of both companies, Surge at its sole discretion may convert the Note into the common stock of the Company at a conversion price equal to 90% of the average closing price of the Company's common stock for the twenty previous trading days or demand repayment. In January 2000, the Note was cancelled and replaced with a new note totaling $4,100,000.

In February 2000, the Company replaced the previous Subordinated Convertible Promissory Note ("Convertible Note") with Surge totaling up to $6,250,000. The Convertible Note accrues interest at the rate of 10% per annum. Upon completion of the Company's acquisition by Surge, the Convertible Note and all accrued interest will be forgiven. If the acquisition does not occur by October 1, 2000, as extended by oral consent, Surge, at its own discretion, may convert this note into the common stock of the Company on a dollar for dollar basis at a conversion price equal to 90% of the average closing price of the Company's Common Stock for the preceding 20 trading days or Surge may demand repayment. The Convertible Note is secured by the pledging of certain shares of stock owned by the President of the Company.

In April 1999, the Company entered into an option agreement with a consultant, in partial payment for services rendered. The agreement grants 250,000 shares of the Company's common stock, at an exercise price of $5.75 per share. The options are non-dilutive. To date, no options have been exercised.

In December 1999, the Company granted options to purchase 550,000 shares of the Company's Common Stock to an officer of the Company. The options are exercisable over a three year period at an exercise of $.52 per share. In March 2000, the options were exercised using the cashless method into 492,800 shares of the Company's Common Stock.

As of December 31, 1999 as Compared to December 31, 1998

Global's Current Ratio changed to 0.71 at December 31, 1999, as compared to 0.85 at December 31, 1998, as a result of an increase of other current assets, accounts payable and accrued expenses. At December 31, 1999, Global has a working capital deficiency totaling $1,960,013. The deficiency primarily relates to the funds expended for the purchase of Micro, DLR and Casa in 1998 and start up costs relating to eHOLA. Global incurred losses totaling $3,218,822 during Fiscal 1999, which it financed through increases in accounts payable, accrued expenses, note payable from Surge Components, Inc. ("Surge") and proceeds totaling $300,000 from the issuance of stock. Since its working capital has been limited, obligations and commitments have gone unfulfilled. The Company's current financial situation, as well as the ongoing funding to support the initial operations of eHOLA, will require the Company to obtain additional financing in order to meet its obligations during the next twelve months.

The Company has had losses generated from operations for several years. These losses have generally been financed through stockholder loans, proceeds from stock issuances or the issuance of shares to pay for services rendered to the Company. During 1998, Gold Coast issued 1,198,500 shares of its common stock to officers, directors, employees and others for services rendered. The shares were valued at $.20 per share. During 1998, Gold Coast issued 2,870,000 shares of its common stock for cash at $.20 per share pursuant to rule 504 of Regulation D. On February 5, 1999, the Company did an offering under Rule 504 of Regulation D for 100,000 shares of its common stock at $3.00 per share. The offering was subscribed to in full by a stockholder.

At one time, Gold Coast Resources pursued mergers with Biostasis, Inc., Shoulder Shade Products, Inc., Secure Bind, Inc., and Fox Broadcasting Inc., but rescinded these transactions in August 1998, canceling the shares of preferred stock previously issued to each of these entities.

On September 30, 1998, the Company acquired all of the outstanding stock of ICR in exchange for 105,000 shares of convertible preferred stock and 4,243,843 shares of Common Stock. The net assets acquired and liabilities assumed approximated $90,000 and $190,000, respectively. The purchase has been reported and accounted for as a reverse acquisition.

On September 30, 1998, the Company acquired MES for 357,143 common shares of the Company's Common Stock, valued at the book value of MES. The net assets acquired and liabilities assumed approximated $1,152,000 and $913,000, respectively.

On November 30, 1998, the Company acquired Casa for $840,000, payable in 9 monthly payments of $93,333 commencing at the date of the closing and 392,000 shares of the Company's Common Stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,300,000 and $1,800,000, respectively. The purchase resulted in goodwill of approximately $512,000.

On November 30, 1998, the Company acquired DLR for $300,000 ($100,000 due at closing and five monthly installments of $40,000 thereafter, as defined) in cash, and 60,000 shares of the Company's Common Stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,527,000 and $1,786,000, respectively. The acquisition resulted in goodwill of approximately $502,000. The Company did not make the payments as required and is in default on the remaining obligation. In March 2000, the remaining payments under the agreement totaling $120,000 were placed in escrow while the parties negotiate a settlement.

On November 30, 1998, the Company acquired Micro for $150,000, payable in six consecutive monthly payments from the date of closing, and 70,000 shares of the Company's Common Stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $890,000 and $748,000, respectively. The purchase resulted in goodwill of approximately $218,000.

On December 14, 1998, the Company sold its interest in a subsidiary, The Travel Agent's Hotel Guide, Inc., a Nevada corporation, to Ameriresource Technologies, Inc. in consideration for a convertible debenture in the face amount of $3,350,000, bearing interest at the rate of seven (7%) percent per annum and convertible in three years into common stock of Ameriresource. Gold Coast Resources had acquired 20% interest in the Travel Agent's Hotel Guide, Inc. company on August 17, 1998, by payment of 3,500,000 shares of Common Stock shares to David Newren, a former officer and director of the Company. The remaining 80% had previously been acquired by the issuance of 300,000 shares of Gold Coast Resources common stock.

At December 31, 1998, the Company has only one class of common stock outstanding and a Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has a liquidating value of no less than $35,000,000 and has preference over all other stock in a liquidation. The conversion value is based on the liquidating value and a maximum share price of 111 shares of common stock for one share of preferred stock. There are no arrearages in preferred dividends. On June 25, 1999, the shares were converted into 13,000,001 shares of the Company's Common Stock.

On March 14, 1996, DLR obtained a mortgage from a bank for the purchase of their office facility in Bogota, Colombia. The mortgage expires on March 2012 and had an initial principal balance of $99,400. The mortgage agreement allows for an increase in the outstanding principal balance due to monetary adjustments as mandated by the Colombian Central Bank.

The Colombian subsidiaries obtain short-term financing from banks and financing companies. Interest on such obligations range between 34% and 44% annually and is determined by the financing source subsequent to the availability of funds. Most of these obligations are personally guaranteed by officers of the companies and the balance owed as of December 31, 1999 approximated $450,000.

ICR has available a $100,000 line of credit, at 10% interest, personally guaranteed by the majority stockholder of the Company, for working capital purposes. As of December 31, 1999, the balance owed on this line of credit was approximately $95,000.

The Colombian subsidiaries have credit facilities from IBM for the purchase of computer equipment which are guaranteed by certain shareholders and officers of the Colombian subsidiaries. The available credit facilities at December 31, 1999 approximated $1,200,000 for Casa, $600,000 for DLR, and $150,000 for Micro. The outstanding balances at December 31, 1999 totaled $2,119,915.

In April 1999, the Company entered into an option agreement with a consultant, in partial payment for services rendered. The agreement grants 250,000 shares of the Company's common stock, at an exercise price of $5.75 per share. The options are non-dilutive. To date, no options have been exercised.

In October 1999, the Company issued a subordinated Convertible Promissory Note (the "Note") in the amount of $1,000,000. The Note is due on June 1, 2000 and accrues interest at the rate of 10% per annum. Upon the successful completion of the asset purchase by Surge, the Note is canceled and all interest accrued to date will be forgiven. If the asset purchase with Surge is not completed by February 28, 2000 or is not approved by the shareholders of both companies, Surge at its sole discretion may convert the Note into the common stock of the Company at a conversion price equal to 90% of the average closing price of the Company's common stock for the twenty previous trading days. In January 2000, the Note was cancelled to Surge and replaced with a new note totaling $4,100,000.

In December 1999, the Company entered into an asset purchase agreement with Surge, whereby Surge would acquire the assets of the Company in exchange for stock to be treated as a "tracking stock" covering the assets sold by the Company. Among other conditions, the completion of the acquisition is conditioned on the approval of both Companies' stockholders and successful completion of due diligence. The Company issued 1,000,000 shares of the Company's Common Stock for investment banking services in connection with this transaction.

In February 2000, the Company replaced the previous Subordinated Convertible Promissory Note ("Convertible Note") with Surge totaling up to $6,250,000. Through February 29, 2000, $2,165,876 has been loaned to Global, and the remaining $4,084,124 may be loaned to Global, upon satisfaction of certain conditions. The Convertible Note accrues interest at the rate of 10% per annum. Upon completion of the Company's acquisition by Surge, the Convertible Note and all accrued interest will be forgiven. If the acquisition does not occur by July 30, 2000, Surge, at its own discretion, may convert this note into the common stock of the Company on a dollar for dollar basis at a conversion price equal to 90% of the average closing price of the Company's Common Stock for the preceding 20 trading days or Surge may demand repayment. The Convertible Note is secured by the pledging of certain shares of stock owned by the President of the Company.

Impact of Recently Issued Accounting Standards

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the interpretations of certain revenue recognition issues by the staff of the Securities and Exchange Commission. The guidance provided by SAB 101 has been adopted effective January 1, 2000. The Company does not expect there to be a material impact of this standard in its financial statements.

Inflation

The effects of inflation have lessened in recent years as indicated by the average consumer price index, which has been below 3% in each of the past two years. The Company has generally been able to offset the impact of rising costs through purchase price reductions. As a result, inflation has not had, nor is it expected to have, a significant impact on the Company's business. However, inflation and changing interest rates have had a significant effect on the economy in general and, therefore, could affect the Company's future operating results.

Item 3.  Properties.

The Company presently maintains the following facilities:

Information Systems Division - North America

         An office suite totaling approximately 2,000 sq. ft. in Delray Beach, Florida, which is leased through the year 2001, at a yearly rental of $37,709. The building is a commercial technical center with approximately 5 individual companies located directly adjacent. In June 2000, Global relinquished approximately 2,500 square feet of warehouse space which was underutilized and rented a 1,000 square foot warehouse at $151.86 per month.

Information Systems Division - South America

Bogota, Colombia- One sales office totaling 6,000 sq. ft., which is leased through May, 2000. The annual rent is $69,600.00.

One service office totaling 4,000 sq. ft., which is leased through April, 2001. The annual rent is $19,200.00; and

         One administration building totaling 5,000 sq. ft., which is a standalone structure that is 75% utilized and has enough room for expected growth. This building is owned by the Company without major encumbrances other than a first mortgage.

         Cali, Colombia- One sales/technical office totaling 1200 sq. ft., which leased through January, 2001. The annual rent is $10,200.00.

         Medillen, Colombia- One sales/technical office totaling 95 sq. meters, which is leased through March 31, 2002. The annual rent is $6,600.00.

         Barranquilla, Colombia- One sales/technical office totaling 2,500 sq. ft., which is leased through February 1, 2003. The annual rent is $19,200.00.

         We are considering relocating to a central facility in Bogota, Colombia in early 2000, which would replace the two rental offices there.

On Line Services Division - North America

The On Line Services Division shares the Information Systems Division offices.

On Line Services Division - South America

         One administrative/sales/technical office of 5,000 sq. ft. in Barranquilla, Colombia, which is leased through January, 2001. The annual rent is $43,200.00.

         Our present annual lease obligations for 1999 totals approximately $205,000.00. Renewable leases provide for rental increases of 5%-10%.

         All corporate facilities are covered by general business insurance policies. Present utilization of our facilities is at approximately 75%.

         We also utilize our suppliers' in-country backbone facilities to allow access to our network, thereby eliminating any need for additional offices in separate countries.



Item 4.  Security Ownership of Certain Beneficial Owners And Management

The following table sets forth information known to Global regarding the beneficial ownership, as defined in applicable regulations, of our common stock as of May 3, 2000 by the following individuals or groups: each person or entity who is known by Global to own beneficially more than 5% of our outstanding stock; each of the Executive Officers identified in the Summary Compensation Table; each director of Global; and, all directors and executive officers as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them. Applicable percentage ownership in the following table is based on 23,891,954 shares of common stock outstanding as of May 3, 2000 (1). All share amounts give retroactive effect to a one-for-two reverse stock split effected by Global in late 1998. Common stock is the only outstanding class of voting security of Global.

Name/Address                                No. of Shares (2)     Percentage
Owner                            Class     Beneficially Owned     of Class
--------------------------------------------------------------------------------

Mario Habib(3)(6)                Common            997,800         4.0%

Antonio Serrato(3)(7)            Common            388,000         1.6%

Richard Baker(3)(4)              Common          4,250,144        17.5%

Rafael Delgado(3)(5)             Common            144,816        less than 1%

AVG Family Trust(12)             Common          3,592,929        15.0%

Lynn Tanner(8)(9)                Common          3,792,928        15.9%

Robert P. DePalo(10)             Common          1,700,000         7.1%

Old Oak Fund, Inc.(11)           Common          1,794,000         7.5%

Jerre Daye(13)                   Common                 --        less than 1%

Officers and Directors as a
Group (4 persons)                Common          5,705,760        22.9%

----------

(1) Does not include 1,000,000 shares held by International Technology Marketing, Inc. as to which a stop order has been imposed at the request of the Company and which the Company is seeking to have cancelled.

(2) Assumes the exercise of all options (identified below) held by management exercisable within 60 days, which would increase the outstanding common stock by 1,000,000.

(3)      Address, c/o Global DataTel, Inc.

(4) Includes options held, but not exercised, to acquire an additional 350,000 shares at $7.12 per share.

(5) Includes options held, but not exercised, to acquire an additional 100,000 shares $7.12 per share.

(6) Includes options held, but not exercised, to acquire an additional 350,000 shares $7.12 per share.

(7) Includes options held, but not exercised, to acquire an additional 200,000 shares $7.12 per share.

(8) Address c/o David Kagel, Esq. 1801 Century Park East, Suite 2500, Los Angeles CA 90067.

(9) Includes 459,595 shares held by Dolphin Waves, Inc.; 1,111,111 shares held by Surrey Management Ltd.; 1,111,111 shares held by Walcon Industries, Inc.; and 1,111,111 held by Willside International, Inc.

(10)     Address, 488 Madison Avenue, 8th Fl., New York NY 10022.

(11)     Address, 488 Madison Avenue, 8th Fl., New York NY 10022.

(12) The AVG Trust was established by Joe T. Logan, Jr. (the "Settlor"), who is also the sole beneficiary of the AVG Trust. Ada Garay, the wife of Mr. Logan, is the sole Trustee of the AVG Trust. Ms. Garay resides at 143 Charles Street, Clifton New Jersey 07013.

(13)     Jerrey Daye is currently a director of Global.


Item 5.  Directors And Executive Officers.

The following table sets forth certain information with respect to our executive officers and directors as of December 31, 1999.

Name                                     Age     Position Held
--------------------------------------------------------------------------------

Richard Baker                            41      President, CEO, Chairman of the
                                                 Board
Antonio Serrato                          65      Vice-President, COO, Director
German Ramirez                           55      CFO
Jerre Daye                               50      Director

GLOBAL DATATEL DE COLOMBIA
Rafael Delgado                           50      President

ON LINE LATIN AMERICA, S.A
AND eHOLA.com, INC.
Mario Habib                              42      President


     RICHARD BAKER, PRESIDENT, CEO, CHAIRMAN OF THE BOARD OF DIRECTORS. Mr. Baker was President, CEO and Chairman of the Board of Directors of Global since December, 1998 to June 28, 2000, at which time he resigned each of these positions. Mr. Baker founded International Computer Resources, Inc. ("ICR") in April of 1992. ICR is a U.S. IBM Business Partner specializing in the IBM AS/400 and RS/6000 mid-range platforms, and now a wholly owned subsidiary of Global. Mr. Baker was also an owner of Mantenimiento Electronic de Systemas, Ltd. ("MES"), a company incorporated in 1986, and involved in the maintenance of IBM midrange and mainframe computer systems throughout the country of Colombia, now also a subsidiary of Global. Mr. Baker has approximately 10 years experience in Latin America business operations. Mr. Baker attended Palm Beach Community College from 1985 to 1987.

     ANTONIO SERRATO, VICE-PRESIDENT, COO and SECRETARY. Mr. Serrato has been Vice-President and COO of Global since December 14, 1998 and Secretary since

December, 1999. Mr. Serrato became President of the Company upon Mr. Baker's resignation on June 28, 2000. Prior to that time, and since 1993, Mr. Serrato was General Manager of MES, now a wholly owned subsidiary of Global. Prior to his employment with MES, Mr. Serrato was an IBM World Trade vice president, with responsibility over an extensive sales force. Mr. Serrato has extensive experience in Latin America computer sales and management. Mr. Serrato received an engineering degree from the National University, Bogota, Columbia in 1959.

     GERMAN RAMIREZ, CFO - Mr. Ramirez has been CFO since August 1999. Mr. Ramirez was formerly director of finance for IBM de Colombia, having been employed by IBM de Colombia from 1970 to 1995, when he retired. Mr. Ramirez received a B.A. from Universidad de LaGrande, Colombia.

     JERRE DAYE, DIRECTOR - Mr. Daye has been Director of Global since December, 1998. Mr. Daye is the President, since 1992, of Bayou Terrabone Real Estate, a licensed auction and real estate company in Louisiana.

SUBSIDIARIES: OFFICERS

GLOBAL DATATEL DE COLOMBIA

RAFAEL DELGADO, PRESIDENT - Mr. Delgado has been President of Global DataTel De Colombia, S.A., ("GDC"), a subsidiary of Global, since December, 1998. Prior to that, Mr. Delgado was the founder, in 1993, of Casa Informatica, an IBM Business partner in Colombia, which was acquired by Global. Casas' principal business was system integration projects for midsize to large clients in Colombia. Mr. Delgado has extensive experience in computer sales and management.

ON LINE LATIN AMERICA, S.A. AND EHOLA.COM, INC.

MARIO HABIB, PRESIDENT - Mr. Habib has been President of On Line Latin America, S.A. ("OLA") and eHOLA.com, Inc. ("eHOLA"), wholly owned subsidiaries of Global, since December, 1998. From 1979 to 1998 Mr. Habib was the General Manager of Yidi Industries, a manufacturing concern. Mr. Habib received a bachelor's degree in mechanical engineering from Purdue University in 1979.

Item 6.  Executive Compensation.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation awarded to, earned by or paid to the named executive officer for services rendered to Global in all capacities for the fiscal years ended December 31, 1997 and December 31, 1998, by each person serving as Global's Executive Officers in the fiscal years ended December 31, 1998 and December 31, 1999.

                                                                    Long-Term
                                                                   Compensation
                                             Annual                   Awards
                                          Compensation             Securities
                                     ----------------------        Underlying
                                                                   Options/SARs
Name                     Year        Salary($)      Bonus($)           (#)
-------------------------------------------------------------------------------

Richard Baker            99            $200,000         0                0
President & CEO          98            $ 75,000         0                0
                         97            $ 75,000         0                0
                         96            $ 75,000         0                0

Antonio Serrato          99            $150,000         0                0
Vice-President           98            $ 75,000         0                0
COO                      97            $ 80,000         0                0
                         96            $ 75,000         0                0

Rafael Delgado           99            $105,000         0                0
President of             98            $105,000         0                0
GDC                      97            $ 90,000         0                0
                         96            $ 60,000         0                0

Mario Habib              99            $180,000
President of             98            $135,000         0                0
OLA                      97                   0         0                0
and eHOLA                96                   0         0                0

German Ramirez           99            $ 78,000         0                0

The above table reflects annual salaries for positions held in 1996, 1997 and 1998 with what are now our subsidiaries.


                        OPTION GRANTS IN LAST FISCAL YEAR

The table below includes the number of stock options granted to the named executive officers in the Summary Compensation Table during Fiscal 1999 and exercise information.

                                Individual Grants

                        Underlying   Percent of
                         Options    Total Options
                        ---------   -------------
                        Number of    Granted to
                        Securities   Employees in      Exercise       Expiration
Name                    Granted(#)   Fiscal Year       Price ($/sh)     Date
----                   ----------   -----------       ------------   -----------

Richard Baker             350,000      17.86              7.12          6/1/04

Antonio Serrato           200,000      10.20              7.12          6/1/04

Rafael Delgado            100,000       5.10              7.12          6/1/04

Mario Habib               350,000      17.86              7.12          6/1/04
                          200,000      10.20              2.00          12/8/02
                          550,000      28.06               .52          12/29/09




                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES

The table below includes information regarding the value realized on option exercises and the market value of unexercised options held by the named executive officers, in the Summary Compensation Table during Fiscal 1999. The numbers below are based on a market price of $2 per Common Share at the close of business on December 31, 1999.

                                                                  Number of                   Value of
                          Shares                                 Unexercised                 Unexercised
                         Acquired                           Options at FY-End (#)           In-The-Money
                            on                Value             Exercisable/            Options at FY-End($)
Name                   Exercise (#)       Realized ($)          Unexercisable         Exercisable/Unexercisable
----                   ------------       ------------      ---------------------    -------------------------

Richard Baker                 0                 0                  350,000/0                     0/0

Antonio Serrato               0                 0               200,000/00/0                     0/0

Rafael Delgado                0                 0                  100,000/0                     0/0

Mario Habib                   0                 0                1,100,000/0                 814,000


As of June 1, 1999, we have entered into employment agreements with the following executive officers and key personnel:

RICHARD BAKER: Mr. Baker formerly had a 3 year employment agreement as the President and CEO of Global DataTel, Inc. with a base salary of $200,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $1,000,000.

ANTONIO SERRATO: A 3 year employment agreement as Vice President and COO of Global DataTel, Inc. with a base salary of $150,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

RAFAEL DELGADO: A 3 year employment agreement as the President of Global DataTel de Colombia, with a base salary of $80,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

MARIO HABIB: A 3 year employment agreement as the President of eHOLA.com and On Line Latin America, S.A., with a base salary of $180,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

The employment agreements discussed above contained grants of the following options to purchase common stock, which options are immediately exercisable:

      RICHARD BAKER                     350,000 options @ $7.12 each
      ANTONIO SERRATO                   200,000 options @ $7.12 each
      RAFAEL DELGADO                    100,000 options @ $7.12 each
      MARIO HABIB                       350,000 options @ $7.12 each

None of these options have been exercised.

On December 29, 1999, Mario Habib was granted option to purchase 550,000 shares of the Company's common stock at $.52 per share pursuant to the Company's 1999 Incentive and Non-Qualified Stock Option Plan. These options were exercised in February, 2000 under the cashless exercise provisions of the Plan, resulting in the issuance of 492,800 shares to Mr. Habib.

The Company also has employment agreements with the following individuals:

ANTONIO HABIB: A 3 year employment agreement as the Regional Sales Manager of Global DataTel de Colombia, at an annual salary of $60,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

CARLOS MEJIA: A 3 year employment agreement as the General Manager of Global DataTel de Colombia, at an salary of $65,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

The employment agreements for these individuals also grant the following options:

    CARLOS MEJIA                25,000  options @ $7.12 each
    ANTONIO HABIB             15,000  options @ $7.12 each

Each of the above have also executed confidentiality, non-solicitation and non-competition agreements, which restrict the individual's activities for one year after they cease working for us.

The Company's directors currently serve without compensation.

Item 7.  Certain Relationships And Related Transactions.

On September 30, 1998, the Company purchased 100% of the shares of International Computer Resources, Inc. ("ICR") and Mantenimiento Electronico de Systemas, Ltd. ("MES"). ICR was formerly owned 33.3% by Richard Baker, Global's former President, CEO and Chairman of the Board, 33.3% by Dolphin Waves, Inc. and 33.3% by AVG Family Trust. The consideration paid by Global to the former ICR shareholders, consisted of 4,243,843 restricted shares of Global Common Stock, and 105,000 shares of Global Convertible Preferred Stock. MES was formerly owned 51% by Mr. Baker and 49% by Antonio Serrato, Global's Vice President, COO and Secretary. The consideration paid by Global to the former MES shareholders consisted of 357,153 restricted shares of Global Common Stock. (See "Consolidated Financial Statements" and Notes thereto) eHOLA.com, Inc., previously owned solely by Mr. Baker, was also acquired by Global for $1.00. In addition to the shares of the company's common stock and preferred stock received by Mr. Baker, he was given the right to vote all of the other issued shares of the Company's Series A Convertible Preferred Stock.

During 1998 and prior to change of control to present management in December 1998, the Company issued 1,198,500 shares of the Company's common stock to certain former officers, directors and shareholders. Included in this issuance were 125,000 and 50,000 shares issued to David Newren and Laura Olson, respectively, the sole directors of the Company for fair consideration.

On August 19, 1998 , the Company issued 3,500,000 shares of the Company's Common Stock to a former officer, director and principal shareholder of the Company, David Newren, for his 20% interest in Travel Agent's Hotel Guide, Inc., a former subsidiary of the Company and the return of 1 million shares of preferred stock of the Company. The remaining 80% had been previously acquired by the Company through the issuance of 300,000 shares of the Company's common stock. (See "Consolidated Financial Statements" and Notes thereto).

On February 5, 1999, Global sold 100,000 restricted shares of its Common Stock to AJL Investments, Inc., for $3.00, per share. AJL Investments was at that time a 5% shareholder of the Company.

During December 1996, Gold Coast acquired 135,751 shares of Synfuels Technology, Inc. by issuing 1,585,040 shares of its restricted common stock. An additional 30,125 shares were acquired by issuing 500,000 shares of its common stock. These shares were exchanged for 17.2 acres of land in Henderson, Nevada, in December, 1996 . This land was subsequently lost through repossession. Gold Coast's former President was also an officer of Synfuels Technology, Inc.

Item 8.  Description of Registrant's Securities.

Our Certificate of Incorporation authorizes 50,000,000 shares of $0.001 par value common stock. As of June 30, 1999, there were issued and outstanding 22,495,623 shares of common stock, after giving effect to the conversion in June, 1999 of all issued Class A Preferred Stock into 13,000,000 shares of common stock. There is no longer any preferred shares issued or outstanding.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares have the ability to elect the directors. The holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company has not, however, previously paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of the Company the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, when issued, fully paid and nonassessable.

The Company's Transfer Agent is Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, TX 75244.

                                    PART II

Item 1. Market Price of And Dividends on The Registrant's Common Equity And Related Stockholder Matters.

Our common stock has had a limited market in the Over-The-Counter Bulletin Board (OTCBB), under the Symbols "GCRI", GCRID, "GDIS", "GDISD" and "GDISE". The stock was removed from trading on the OTCBB on December 2, 1999. The following is a summary of the high ask and low bid for each quarter (with the volume traded in that quarter) since commencement of trading in February, 1997, as provided by NASDAQ Trading & Market Services and the National Quotation Bureau:

                                 HIGH/ASK                  LOW/BID
1997

Q2                                18.0000                   1.2500
Q3                                 6.5000                   0.7500
Q4                                 6.0000                   0.5000

1998

Q1                                 5.0000                   2.0000
Q2                                 2.8750                   1.1250
Q3                                10.0000                   0.0625
Q4                                20.0000                   1.0000

1999

Q1                                13.1250                   5.8125
Q2                                17.3750                   5.6875
Q3                                11.0000                   5.0000
Q4                                 7.0000                     .004



The Company had approximately 519 shareholders of record as of April 17, 2000.

Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

The Company has never declared or paid any dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future.


Item 2.  Legal Proceedings.

The Company has been named by Seven Oaks Holdings as a third-party defendant in litigation in connection with the reissuance of a stock certificate for approximately 400,000 shares, with restrictive legend. A shareholder of the Company had pledged the shares to Seven Oaks Holdings in connection with a loan transaction. The Company believes that it has meritorious defenses to such action. The action, initially commenced in May, 1999, is pending in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida, Case No. CL 99-4900 AI, and is entitled "Joseph Charles & Associates, Plaintiff, and Classic Inns, Inc., Plaintiff Intervenor, vs. Seven Oaks Holdings, Limited, Defendant/Third Party Plaintiff, vs. Global DataTel, Inc. and Signature Stock Transfer, Inc., Third Party Defendants."

On October 5, 1999, the United States Securities and Exchange Commission ("SEC") issued a Formal Order Directing Private Investigation pursuant to Section 20(a) of the Securities Act and Section 21(a) of the Exchange Act in the Matter of Global DataTel, Inc., to determine if any acts or practices were in violation of Sections 17(a) and 17(b) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The Company believes that the SEC's investigation is focused on the accuracy of information published by the Company. The Company has responded to all requests for documentary information sought by the SEC in its investigation. The Staff has taken testimony in this matter.

In June 2000, Global received written notice and claim for payment of approximately $134,000 from Efflux, Inc. ("Efflux"), in connection with two alleged written contracts and an oral agreement relating to construction of a Web site, and other Web related work for ehola. In addition, Efflux claims certain amounts for software and related license purchases on behalf of ehola. Efflux claims ownership of the Web site and its use, pursuant to the contracts, until payment is made in full. Global believes that it has a meritorious defense to the claims asserted by Efflux, and to date, no litigation relating to this matter has been commenced by either Efflux or Global.


Item 3. Changes in And Disagreements With Accountants on Accounting And Financial Disclosures.

In December, 1998, the Company retained as auditors, Infante, Lago & Company, as that firm was familiar with dealing with Latin American companies. Prior thereto, the Company's auditors were Schvaneveldt & Company. The change was not due to any disagreement in accounting principles or practices followed by the Company. On December 2, 1999, the Registrant was informed by Jesus Lago, CPA, the engagement partner responsible for Global DataTel, Inc.'s audit, that he had resigned from the firm of Infante, Lago & Company and that the Registrant must retain (i) Roger Infante, CPA, (ii) Mr. Lago's new firm, the DeCarlo group or
(iii) a new accounting firm. On December 16, 1999, the registrant retained the firm of Seligson & Giannattasio as its new auditors. A Form 8-K was filed with regard to this change on January 10, 2000.

Item 4.  Recent Sales of Unregistered Securities

The issuance of shares by the Company in connection with the hereinafter described acquisitions of ICR, MES, DLR and MicroStar, as well as the terminated acquisitions described below, were each transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act"), as a transaction by an issuer not involving any public offering. No unregistered distribution of the Company's securities was made in any of the transactions without an appropriate exemption from the registration requirements. The issuance of shares pursuant to the exemption from registration pursuant to Regulation D of the Securities Act is also noted where appropriate. Unless otherwise indicated below, no underwriters or placement agents were involved in any transactions.

In 1997, the Company engaged in negotiations for various entities wherein preferred stock was issued. These investors were exempt from registration under
Section 4(2) of the Securities Act. The Company issued approximately 4,500,000 shares of preferred stock in connection with Biostasis, Inc., Shoulder Shade Products, Inc., Secure Bind, Inc., Fox Broadcasting Inc. and the acquisition of Travel Agents Hotel Guide, Inc. All of the proposed acquisitions were cancelled. These preferred stock transactions were reversed in August, 1998. (See "Consolidated Financial Statements" and Notes thereto).

During 1997, Gold Coast acquired 135,751 shares of Synfuels Technology, Inc. by issuing 1,585,040 shares of its restricted common stock. An additional 30,125 shares were acquired by issuing 500,000 shares of its common stock pursuant to an exemption under Regulation D. These shares were exchanged for 17.2 acres of land in Henderson, Nevada in December 1996. This land was subsequently lost through repossession. Gold Coast's president at the time of the transaction was also an officer of Synfuels Technology, Inc.

During 1998, and prior to change of control to present management in December 1998, the Company issued 1,198,500 shares of the Company's common stock to certain former officers, directors and shareholders. Included in this issuance were 125,000 and 50,000 shares issued to David Newren and Laura Olson, respectively, the sole directors of the Company for fair consideration.

On August 19, 1998 , the Company issued 3,500,000 shares of the Company's Common Stock to a former officer, director and principal shareholder of the Company, David Newren, for his 20% interest in Travel Agent's Hotel Guide, Inc., a former subsidiary of the Company and the return of 1 million shares of preferred stock of the Company. The remaining 80% had been previously acquired by the Company through the issuance of 600,000 shares of the Company's common stock. (See "Consolidated Financial Statements" and Notes thereto.

On September 30, 1998, the Company acquired all of the outstanding stock of ICR in exchange for 105,000 shares of convertible preferred stock and 4,243,843 shares of common stock. The net assets acquired and liabilities assumed approximated $90,000 and $190,000, respectively. The purchase has been reported as a reverse acquisition. (See "Item 7. Certain Relationships and Related Transactions," above).

On September 30, 1998, the Company acquired MES for 357,143 common shares of the Company's common stock, valued at the book value of MES. The net assets acquired and liabilities assumed approximated $1,152,000 and $913,000, respectively. (See "Item 7. Certain Relationships and Related Transactions," above).

On November 30, 1998, the Company acquired DLR from Daniel Lopez Rios, $300,000 ($100,000 due at closing and five monthly installments of $40,000 thereafter) in cash, and 60,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,527,000 and $1,786,000, respectively. As a result of, and subsequent to the acquisition, Mr. Rios was appointed as Sales Manager of Global DataTel de Colombia. Mr. Rios was not an affiliate of Global prior to such time.

On November 30, 1998, the Company acquired MICRO from Mario Habib, Antonio Habib, and Zuleima Yidi for $150,000, payable in six consecutive monthly payments from the date of closing, and 70,000 shares of the Company's common stock, valued at $3.00 per share, which was allocated among the three former shareholders of MICRO. As a result of, and subsequent to the acquisition of MICRO, Mr. Mario Habib was subsequently appointed as the President of eHOLA.com and On Line Latin America, S.A., and Antonio Habib was appointed as Regional Sales Manager of GDC. Neither Mr. Mario Habib, nor Mr. Antonio Habib, were affiliates of the Company prior to such time.

On November 30, 1998, the Company acquired CASA from Rafael Delgado and 17 other shareholders of CASA for $840,000, payable in 9 monthly payments of $93,333 commencing at the date of the closing and 152,101 shares of the Company's common stock, valued at $3.00 per share, which was allotted among Rafael Delgado (17,389 shares), Carlos Mejia (23,985 shares) and 16 other former shareholders of CASA. As a result of, and subsequent to the acquisition, Mr. Delgado was appointed as President of GDC. Mr. Delgado was not an affiliate of the Company prior to such time.

In August, 1998, the Company, then known as Gold Coast Resources, Inc., issued 2,870,000 shares of common stock for cash at $0.10 per share pursuant to Rule 504 of Regulation D.

On February 5, 1999, the Company sold 100,000 restricted shares of its Common Stock to AJL Investments, Inc., for $3.00, per share, pursuant to Rule 504 of Regulation D. This placement did not involve public solicitation or advertisement.

In March, 1999, the Company entered into a subscription agreement with Langsdale Enterprise Ltd. for the sale of 43,750 restricted shares at $8.00 per share for the total consideration of $350,000. This placement was exempt from registration under Section 4(2) of the Securities Act and did not involve public solicitation or advertisement.

Pursuant to Rule 504, the aggregate offering proceeds of the shares did not exceed $1,000,000 over a twelve-month period.

Each purchaser of the securities described above has represented that he/she/it understands that the securities acquired may not be sold or otherwise transferred absent registration under the Securities Act or the availability of an exemption from the registration requirements of the Securities Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance a legend to that effect.

Item 5.  Indemnification of Officers And Directors.

The Company's Bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act of 1933 (the "33 Act"). Sections 78.751 et seq. of the Nevada Revised Statutes allow a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner which such person believed to be in the best interests of the company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit or proceeding does not exist. Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees and agents of the Company may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification for violations of the '33 Act is against public policy and is, therefore, unenforceable.

PART F/S



THE FOLLOWING FINANCIAL STATEMENTS ARE INCORPORATED FROM THE REGISTRANT'S FORM 10K-SB/A FILED FOR THE YEAR ENDED DECEMBER 31, 1999, AND AS MAY BE AMENDED FROM TIME TO TIME.


Consolidated Financial Statements of Global DataTel, Inc. and its Subsidiaries:

Accountant's report of Seligson & Giannattasio LLP dated April 16, 2000.

Consolidated Balance Sheets as of December 31, 1999 and December 31, 1998

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 1999 and December 31, 1998.

Consolidated Statements of Shareholder's Deficiency

Consolidated Statements of Cash Flows for the years ended December 31, 1999 and December 31, 1998


Notes to Consolidated Financial Statements

THE FOLLOWING FINANCIAL STATEMENTS ARE INCORPORATED FROM THE REGISTRANT'S FORM 10Q-SB FOR THE PERIOD ENDED JUNE 30, 2000, AS MAY BE AMENDED FROM TIME TO TIME.

Consolidated Balance Sheets as of June 30, 2000 and December 30, 1999.

Consolidated Statements of Operations and Comprehensive Income for the six and three months ended June 30, 2000.

Consolidated Statements of Cash Flows for the six months ended
June 30, 2000 and 1999.

Notes to Consolidated Financial Statements


THE FOLLOWING FINANCIAL STATEMENTS ARE INCORPORATED FROM THE REGISTRANT'S FORM 10K-SB/A FILED MAY 25, 2000:

Financial Statements of Casa Informatica, S.A:

Accountant's report of Seligson & Giannattasio LLP dated April 14, 2000.

Balance Sheets as of November 30, 1998 and December 31, 1997

Statements of Operations and Comprehensive Income for the eleven months ended November 30, 1998 and year ended December 31, 1997

Statements of Shareholder's Equity

Statements of Cash Flows for the eleven months ended November 30, 1998 and year ended December 31, 1997

Notes to Financial Statements

Financial Statements of Daniel Lopez R & Compania Ltda.:

Accountant's report of Seligson & Giannattasio LLP dated April 14, 2000.

Balance Sheets as of November 30, 1998 and December 31, 1997

Statements of Operations and Comprehensive Income for the eleven months ended November 30, 1998 and year ended December 31, 1997

Statements of Shareholder's Deficiency

Statements of Cash Flows for the eleven months ended November 30, 1998 and year ended December 31, 1997

Notes to Financial Statements

Financial Statements of Micro Star Ltda.:

Accountant's report of Seligson & Giannattasio LLP dated April 14, 2000.

Balance Sheets as of November 30, 1998 and December 31, 1997

Statements of Operations and Comprehensive Income for the eleven months ended November 30, 1998 and year ended December 31, 1997

Statements of Shareholder's Equity

Statements of Cash Flows for the eleven months ended November 30, 1998 and year ended December 31, 1997 Notes to Financial Statements

Financial Statements of  Mantenimiento Electronico De Sistemas Ltda.:

Accountant's report of Seligson & Giannattasio LLP dated April 14, 2000.

Balance Sheets as of September 30, 1998 and December 31, 1997

Statements of Operations and Comprehensive Income for the ten months ended September 30, 1998 and year ended December 31, 1997

Statements of Shareholder's Equity

Statements of Cash Flows for the eleven months ended September 30, 1998 and year ended December 31, 1997

Notes to Financial Statements

Pro Forma Financial Statements of Global DataTel, Inc. and Subsidiaries (UNAUDITED)

                                    PART III

EXHIBITS:

3.1 Articles of Incorporation of Gold Coast Resources, Inc. a Nevada corporation*

3.2    Amendment to Articles of Incorporation*

3.3    Amendment to Articles of Incorporation*

3.4    By-Laws*

4.1    1999 Incentive and Non-Qualified Stock Option Plan*

6.1 Lease for 3333 South Congress Ave., Suite 404 and 2875 South Congress Ave., Suite D, Delray Beach, Florida.*

6.2    Lease for Calle 39, No. 18-A-11, Bogota, Colombia.*

6.3    Lease for Carera 18, No. 90-11 and Calle 90, No. 18-16, Bogota,
       Colombia.*

6.4    Lease for Calle 90, No. 18-59, Bogota, Colombia.*

6.5    Lease for Calle 3, No. 41-65 of 803, Medellin, Colombia. *

6.6    Lease for Calle 4, Norte #1-04/10, dated February 1, 1997, Cali,
       Colombia.*

6.7 Lease commencing February 1, 2000 in Centro Financiero, Barranquilla, Colombia.*

10.1   Employment Agreement with Richard Baker*

10.2   Employment Agreement with Antonio Serrato*

10.3   Employment Agreement with Rafael Delgado*

10.4   Employment Agreement with Mario Habib*

10.5   Employment Agreement with Antonio Habib*

10.6   Employment Agreement with Carlos Mejia*

10.7   JBA International, Inc. Distribution Agreement.*

10.8 National Police - Social Welfare contract with Full Formalities No. 11/2.000 between the National Police and Global DataTel de Colombia S.A.*

10.9 National Police - Sanity Direction - Sales Contract No. 136 of 1999, entered between the Nation-National Police- Sanity
       Direction and Global DataTel de Colombia, S.A., executed on December 21, 1999.*

10.10 National Police - Contract for the Rendering of Services No. 179 of 1998, entered between the National Police and the Firm Mantenimento Electronico de Limitada, executed December 18, 1998.*

10.11 Contact for the rendering of Professional Services between Global DataTel de Colombia S.A., and Distribudora Dinamica S.A., dated June 18, 1999. *

10.12 Agreement for purchase of equipment, between Instituto Geografico Augustin Codazzi and Global DataTel de Colombia, S.A. dated December 6, 1999. *

11.    Computation of Earnings per Common Share.

16.1   Letter of Schvaneveldt and Company re Change in Certifying Accountant*

27.    Financial Data Schedule.

99.1   Correspondence (3) with Policia Nacional de Colombia.*

99.2 Purchase Order and correspondence (7) concerning contract with LA 14 S.A.*

99.3   Correspondence from Lotus, business partner status of the Company.*

99.4 Confirmation of the Company's authorizations to be a reseller of Hewlett-Packard product.*

99.5 Certification from Compaq Computer de Columbia S.A. of authorized reseller status of the Company.*

99.6   Microsoft Solution Provider Certification, dated July 26, 2000.*

99.7 Correspondence from IBM de Colombia relating to designation of Global DataTel de Colombia, S.A. as an IBM Colombia Business Partner and "Solution Provider - Advanced Business Partner With Added Value." *

--------------
*Previously filed

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:                                 GLOBAL DATATEL, INC.


Date:   August 25, 2000


                                            By: /s/ Antonio Serato
                                                --------------------------------
                                                Antonio Serrato, President



                                            By: /s/ German Ramirez
                                                --------------------------------
                                                German Ramirez, Chief
                                                Financial Officer